SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at December 31, 2003

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 31, 2003
* Print the name and title of the signing officer under his signature.
_____________________________________

Taseko Mines Limited
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.hdgold.com

TASEKO ANNOUNCES FINANCING FOR ITS GIBRALTAR MINE

December 31, 2003 - Ronald W. Thiessen, President and CEO of Taseko Mines Limited ("Taseko"), (TSX Venture: TKO; OTCBB: TKOCF) announces that Gibraltar Reclamation Trust Limited Partnership (the "GRT Partnership"), an arm's length private Vancouver-based mining investment partnership, is undertaking a financing to raise proceeds from $18.5 million to $35 million to partially fund a planned re-start of the Gibraltar copper mine, located in south-central British Columbia and which is owned by a Taseko subsidiary, Gibraltar Mines Ltd. ("Gibraltar").

The GRT Partnership has entered into a Joint Venture arrangement with Gibraltar to restart the Gibraltar open pit copper mine. Gibraltar, as its contribution to the Joint Venture, will contribute the use of its mine assets and fund the start-up expenses of the Gibraltar mine, and the GRT Partnership will fund a qualifying environmental trust ("QET"), which will allow Gibraltar to access other funds currently held by the Government of British Columbia as a security for the mine's environmental reclamation obligations. Under the Joint Venture agreement, the GRT Partnership will be entitled to certain revenues or production share from the Gibraltar mine following the resumption of production.

In a related agreement, Taseko has obtained the exclusive right (the "Purchase Option") to purchase the GRT Partnership for a fixed price of 130% of the total amount of the net financing proceeds, which are actually contributed by the GRT Partnership to the QET (estimated to be 90% of the financing raised). The Purchase Option is payable in Taseko common shares valued at the prevailing market price, or the price can be paid in cash by Taseko. The investors in the GRT Partnership also have the right to sell the GRT Partnership to Taseko for the appraised value of the GRT Partnership payable at Taseko's election in cash or in shares of Taseko valued at the higher of: the then prevailing market (less a stated discount), and the current undiscounted market price of Taseko shares. The fixed price Purchase Option takes general precedence over the right to sell, and both of these purchase/sale rights are only in effect during 2004. Any Taseko shares issued to acquire the GRT Partnership will be subject to applicable Canadian hold periods, ending no later than April 30th, 2004 and will not be registered or eligible for resale in the United States. To facilitate the start-up transactions, certain Directors and Officers of Taseko have personally guaranteed certain obligations to third parties on behalf of Taseko to the extent of $4.5 million inclusive of a pledge of a cash deposit of $2 million. In consideration of the guarantee, they will receive compensation equal to 10% of the amount guaranteed and payable in Taseko shares.

Taseko owns substantial copper and gold resources, and is well positioned to take advantage of the improving metal market conditions for copper and gold. Taseko's main assets are the Gibraltar copper mine, and the advanced-stage Prosperity gold-copper and Harmony gold projects. All are located in British Columbia, Canada.

Taseko President and CEO, Mr. Ronald W. Thiessen said, "We believe that this financing will facilitate a re-start of Gibraltar, a mine that is fully equipped to produce 80 million pounds of copper per year. This project presents a tremendous opportunity to create direct and indirect jobs in British Columbia and will help revitalize economic activity, particularly in the south-central part of the Province. We anticipate continued increases in world copper prices, and look forward to a strong period of growth for Taseko shareholders."

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.